Offering Statement for Asprodental Inc. (“Asprodental”)

Paul Riss:	paul@netcapital.com

The Company

1. **What is the name of the issuer?**

   Asprodental Inc.

   1213 E. Chapman Ave.

Fullerton, CA 92831

Eligibility

2. **The following are true for Asprodental Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

Steve Nguyen

Steve holds his masters in healthcare administration from Cal State Long Beach. During his 20+ year career, Steve has transitioned from hospital to IT management. Steve played a pivotal role in developing and implementing critical IT infrastructure within hospital systems. In addition to his successful career in healthcare administration, Steve has also established a passive income stream through property management of residential real estate. Steve's experience with managing IT on an enterprise level within the healthcare industry makes him well equipped to lead logistics and operations for Asprodental. 3 Year Work History: Asprodental, Co-founder and head of logistics, 07/17 to present; VA Office of Information & Technology (OI&T), Director of Field Administrative Services, 04/14 to present

Pascal Decoussemaeker

Pascal has been instrumental in launching many technologies into the dental market during his 25+ year career. He was responsible for assembling the sales team for a dental x-ray start-up in San Jose and scaling the company to over 80 different countries. Pascal's industry connections helped Asprodental acquire a key partnership with the dental imaging company, Apteryx, that provides the API for our x-ray module. Having already garnered interest in Asprodental from leading dental sales executives and advisors, Pascal is poised to help Asprodental successfully enter the market. 3 Year Work History: Asprodental, VP of Sales, 01/18 to present; Apixia, European and African Sales, 10/13 to present; Suni Medical Imaging, VP of International Sales, 10/02 to 09/18

Tiffany Nguyen

Tiffany graduated from USC with her bachelors in biology at the age of 19. Two years after joining Kimberly's dental business, Tiffany led her team to accomplish a 67% production and 49% collections increase. This efficiency set the vision for Asprodental's interface. Tiffany is on track to receive her MBA in technology commercialization from USC by August of 2019. Many of the connections Tiffany acquired before and during the MBA program have been key in launching Asprodental. Tiffany's ability to attract and motivate talent is a major driving force within the company. 3 Year Work History: Asprodentental, Co-founder and CEO, 06/17 to present; Cottage Dental, Marketing and Operations Manager, 02/16 to 08/18

Kimberly Nguyen

Kimberly graduated from USC dental school at the age of 23 and founded her first dental office by the time she was 25. In addition to owning two dental offices that operate independently of her, Kimberly also owns multiple real estate properties. Kimberly founded an annual free dental event in 2009. She grew the dental event into a full health fair that includes medical and optometry services, receiving grants from Rotary International. Kimberly's extensive industry contacts provide her with a strong foundation for leading business development at Asprodental. 3 Year Work History: Asprodental, Co-founder and head of business development, 07/17 to present; Cottage Dental, Founder Dentist, 02/93 to present

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Tiffany Nguyen

Securities:	3,500,000
Class:	Common Stock
Voting Power:	39.0%

Kimberly Nguyen

Securities:	2,500,000
Class:	Common Stock
Voting Power:	28.0%

Steve Nguyen

Securities:	2,500,000
Class:	Common Stock
Voting Power:	28.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

   AsproDental is a SaaS platform for dentists to run their offices. The entire dental office operations take place on its practice management software: scheduling, health records, and insurance billing. Many of the programs dentists use today were created more than 20 years ago and are server-based. As multiple location practices expand, the need grows for cloud solutions to connect the databases. In addition to providing greater accessibility and security through the cloud, AsproDental also bridges the gap between overcomplicated enterprise systems and intuitive consumer products. AsproDental packages the power of enterprise in the friendliness of a consumer user interface. With a strong team of dental and technology experts, AsproDental is poised to transform this legacy industry. AsproDental's software service will be offered on a 1-year contract and paid monthly based on the number of users in the office. There are 3 packages available: $625 a month for 1-5 users, $875 a month for 6-12 users, and $1,450 a month for 13-20 users. We believe that charging fees based on the number of users is a fair way to charge because a dental office's production is typically correlated to the number of employees and users on the software system. AsproDental plans to charge an initial one-time enrollment fee of $1,500 for training and set-up, as well as a $1,000 data conversion fee.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Asprodental Inc. speculative or risky:**
   1. Industry risk: Dentistry is a historically slow-moving industry with high sales cycle times. However, we believe current trends in dentistry (multiple location models gaining traction + acceptance of cloud benefits + widening of the gap between legacy systems and modern

technology) are leading to a crescendo of change.

2. Competitor risk: Two competitors (Fuse and Dentrix Ascend) are owned by two large publicly traded parent companies with ample resources. Although we believe these companies are slow to move and lack the agility and responsiveness that we believe is our advantage, intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more startups enter the industry.

3. Capital risk: Our software development is ongoing and requires large capital injections to respond to market feedback. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

4. Valuation Risk: Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

5. We could be liable for breaches of security on our website, fraudulent activities of our users, or the failure of third-party vendors to process data in a secure manner. A fundamental requirement for operating an Internet-based business is the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect consumer information and prevent fraudulent transactions and other security breaches, failure to mitigate such fraud or breaches may adversely affect our operating results.

6. Legal Risks: We are subject to the data privacy and protection laws and regulations adopted by federal, state and foreign governmental agencies. Data privacy and protection is highly regulated and may become the subject of additional regulation in the future. Privacy laws restrict our storage, use, processing, disclosure, transfer and protection of personal information provided to us by our customers as well as data we collect from our customers and employees. We strive to comply with all applicable laws, regulations, policies and legal obligations relating to privacy and data protection. However, it is possible that these requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. Should this occur, we may be subject to fines, penalties and lawsuits, and our reputation may suffer. We may also be required to make modifications to our data practices that could have an adverse impact on our business.

7. Limited Operating History Risk: We have a limited operating history upon which investors may base an evaluation of our potential future performance. In particular, we have not proven that we can develop and maintain relationships with key vendors and strategic partners to extract value from our intellectual property, raise sufficient capital in the public and/or private markets, or respond effectively to competitive pressures. As a result, there can be no assurance that we will be able to develop or maintain consistent revenue sources, or that our operations will be profitable and/or generate positive cash flow.

8. Growth risk: Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

9. Forecast Risk: Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your

investment could be significantly reduced or completely lost.

10. Dilution Risk: We may conduct future offerings of our common stock and pay debt obligations with newly issued common stock, which may diminish our investors' pro rata ownership.

11. Reputation Risk: Maintaining our reputation is critical to our ability to attract and retain clients, and our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver appropriate standards of service and quality could result in customer dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

12. Technological Risk: We operate in an emerging market that is characterized by rapid changes in customer requirements, frequent introductions of new and enhanced products, and continuing and rapid technological advancement. Our technology may under perform the technology utilized by our competitors.

The Offering

Asprodental Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $253,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

   We expect the proceeds to be used to onboard and support the initial clients. Onboarding process includes data conversion from legacy databases. There are 4 major legacy platforms. Once these data maps are created for each platform, every subsequent client converting from any of those platforms will be a marginal cost. We will also be implementing market feedback to tailor our product to selected client requests.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$12,397
Data mapping	$7,500	$95,000
Marketing	$0	$60,000
Feature requests	$0	$40,000
Support/maintenance	$2,010	$30,600
Sales commission	$0	$15,003
Total Use of Proceeds	**$10,000**	**$253,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Asprodental Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $0.46 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a custodian will cast your vote for you. Please refer to the custodian agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the custodian, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

    The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
    The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

    ### Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	11,000,000	8,900,000	Yes	

Options, Warrants and Other Rights

Type	Description	Reserved Securities
SAFE Agreement	$100,000 in exchange for professional services, $7,000,000 pre-money valuation cap and a 20% discount rate. The The SAFE agreement becomes automatically convertible into shares of the Company's preferred stock upon a qualified financing as defined in a future qualified agreement.	0
SAFE Agreement	$50,000 in exchange for professional services, $7,000,000 post-money valuation cap and a 27.5% discount rate. The SAFE agreement becomes automatically convertible into shares of the Company's preferred stock upon a qualified financing as defined in a future qualified agreement.	0
SAFE Agreement	$10,000 cash payment, $7,000,000 post-money valuation cap and a 20% discount rate. The SAFE agreement becomes automatically convertible into shares of the Company's preferred stock upon a qualified financing as defined in a future qualified agreement.	0
SAFE Agreement	$100,000 cash payment, $7,000,000 post-money valuation cap and a 27.5% discount rate. The SAFE agreement becomes automatically convertible into shares of the Company's preferred stock upon a qualified financing as defined in a future qualified agreement.	0

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Currently we have four SAFE agreements outstanding for an aggregate dollar amount of $260,000. The SAFE agreements become automatically convertible into shares of the Company's preferred stock upon a qualified financing as defined in a future qualified agreement. The equity ownership of these SAFE agreements will not be known until valuation through a preferred stock financing seed round.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

No.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

Currently the voting securities are held by the team that executes daily operations and strategic decisions. Any risk associated with this team would be related to a mistrust of the team's ability to successfully launch and scale the company. Based on the experience of the co-founders, product launch is expected to proceed successfully. In terms of company scale, we believe the co-founders have enough expertise and intellectual curiosity to grow with the company. The company's health is the priority, and all co-founders acknowledge that their roles and involvement are contingent upon the company's best interest.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

At issuer's discretion.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

   Minority ownership essentially forfeits voting rights. However, we welcome strategic partnerships. If any of the investors can provide advisory or other value to the company, we are open to bringing on advisors.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

   The issuance of additional securities will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our common stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our common stock, if any, would decline. A sale of our company or of all the assets of our company may result in an entire loss of your investment. We cannot predict the market value of our company or our assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to renegotiate our related-party debt if our related-party lender demands that we begin making principal payments. Any renegotiation may be on less favorable terms or may require that we refinance the related-party debt. We may need to raise additional funds through public or private debt or sale of equity to pay our existing related-party debt. Such financing may not be available when needed. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms. Furthermore, we may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

24. **Describe the material terms of any indebtedness of the issuer:**

Creditor(s):	Related Party Payable
Amount Outstanding:	$215,133
Interest Rate:	0.0%
Maturity Date:	May 31, 2019
Other Material Terms:	

   > A related party to the Company has advanced the Company funds to pay for its pre-inception research and development costs. The balance due under this arrangement is $215,133. The arrangement has no formal terms, is considered payable on demand, and bears no interest.

25. **What other exempt offerings has Asprodental Inc. conducted within the past three years?**

Date of Offering:	03/2019
Exemption:	Section 4(a)(2)
Securities Offered:	Other
Amount Sold:	$260,000

| | Use of Proceeds: | Software development and marketing |

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Kimberly Nguyen	Co-founder	Non-interest bearing loan, no maturity date	$215,133

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    The majority of Asprodental's cash is being used for software development of the product. Asprodental received cash proceeds of $110,000 through angel investments and has issued SAFE securities at a cost of $150,000 in exchange for services. Those funds are currently being used to refine the product for market launch, as well as support and onboard existing and new clients. Since none of Asprodental's team members are taking salaries until there is sufficient cashflow or upon closing of an institutional fundraising round at the end of 2019, all proceeds from this offering will be deployed for onboarding additional clients. The data conversion required to transition a client from their legacy system over to Asprodental will be the main focus of the proceeds. In addition to the NetCapital offering, Asprodental plans to approach USC for grants. The founders of Asprodental are prepared to contribute additional financial resources if the company is in a situation that requires it. The valuation of the company is based on our projected status by the fourth quarter of 2019 and the announcement of an institutional seed round. We are intending to raise $2 million in our seed round. Valuation for a seed stage company (definition of seed stage: has a team, product, and clients) is at $6-8 million in the current market as of January 2019. We will be raising at the end of 2019 and will be within the description of a seed stage company. Thus, our valuation is based off a $7 million market price.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

     See attachments:

     CPA Review Report: reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

     1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
          1. **in connection with the purchase or sale of any security?**
          2. **involving the making of any false filing with the Commission?**
          3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

     2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
          1. **in connection with the purchase or sale of any security?;**
          2. **involving the making of any false filing with the Commission?**
          3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

     3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
          1. **at the time of the filing of this offering statement bars the person from:**
               1. **association with an entity regulated by such commission, authority, agency or officer?**
               2. **engaging in the business of securities, insurance or banking?**
               3. **engaging in savings association or credit union activities?**
          2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

     4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
          1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
          2. **places limitations on the activities, functions or operations of such person?**
          3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

          If Yes to any of the above, explain:

     5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
   2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Asprodental Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

    Certificate of Incorporation: certificateofincorporation.pdf

    Corporate Bylaws: corporatebylaws.pdf

Opportunity:

    Offering Page JPG: offeringpage.jpg

    Pitch Deck: pitchdeck.pdf

Financials:

    Additional Information: otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: asprodental.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.